UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

Cano Health, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13781Y103*

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* Represents the CUSIP number of the Issuer’s common stock prior to effectiveness of the Bankruptcy Plan (as defined below).

CUSIP No. 13781Y103	13D	Page 1 of 16 pages

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,801,906
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,801,906

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,801,906
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person CO

CUSIP No. 13781Y103	13D	Page 2 of 16 pages

1	Names of Reporting Persons Carlyle Holdings I GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,801,906
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,801,906

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,801,906
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person CO

CUSIP No. 13781Y103	13D	Page 3 of 16 pages

1	Names of Reporting Persons Carlyle Holdings I GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,801,906
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,801,906

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,801,906
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 13781Y103	13D	Page 4 of 16 pages

1	Names of Reporting Persons Carlyle Holdings I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,801,906
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,801,906

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,801,906
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person PN

CUSIP No. 13781Y103	13D	Page 5 of 16 pages

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,801,906
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,801,906

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,801,906
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 13781Y103	13D	Page 6 of 16 pages

1	Names of Reporting Persons TC Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,801,906
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,801,906

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,801,906
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 13781Y103	13D	Page 7 of 16 pages

1	Names of Reporting Persons Carlyle Investment Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,801,906
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,801,906

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,801,906
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 13781Y103	13D	Page 8 of 16 pages

1	Names of Reporting Persons Carlyle CLO Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,801,906
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,801,906

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,801,906
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 13781Y103	13D	Page 9 of 16 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (“Common Stock”), of Cano Health, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 9725 NW 117th Avenue, Suite 200, Miami, FL 33178.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1) The Carlyle Group Inc.

(2) Carlyle Holdings I GP Inc.

(3) Carlyle Holdings I GP Sub L.L.C.

(4) Carlyle Holdings I L.P.

(5) CG Subsidiary Holdings L.L.C.

(6) TC Group, L.L.C.

(7) Carlyle Investment Management L.L.C.

(8) Carlyle CLO Management L.L.C.

Each of the Reporting Persons is organized under the laws of the State of Delaware. The address for each of the Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, DC 20004-2505. Each of the Reporting Persons is principally engaged in the business of investing in securities.

The directors of The Carlyle Group Inc. are Afsaneh Beschloss, Sharda Cherwoo, Daniel A. D’Aniello, David M. Rubenstein, William E. Conway, Jr., Linda H. Filler, Lawton W. Fitt, James H. Hance, Jr., Mark S. Ordan, Derica W. Rice, Harvey M. Schwartz, William J. Shaw and Anthony Welters (collectively, the “Directors”).

The executive officers of The Carlyle Group Inc. are Harvey M. Schwartz, Chief Executive Officer, John Redett, Chief Financial Officer and Head of Corporate Strategy, Jeffrey W. Ferguson, General Counsel and Lindsay LoBue, Chief Operating Officer (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”).

Each of the Related Persons is a citizen of the United States. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, DC 20004-2505.

The present principal occupation of each of the Directors is as follows: Harvey M. Schwartz is the Chief Executive Officer of The Carlyle Group; William E. Conway, Jr. is a Co-Founder and Non-Executive Co-Chairman of The Carlyle Group; Daniel A. D’Aniello is a Co-Founder and Non-Executive Chairman Emeritus of The Carlyle Group; David M. Rubenstein is a Co-Founder and Non-Executive Co-Chairman of The Carlyle Group; Afsaneh Beschloss is the Chief Executive Officer of RockCreek; Sharda Cherwoo is a retired Partner of Ernst & Young; Linda H. Filler is the retired President of Retail Products, Chief Marketing Officer, and Chief Merchandising Officer at Walgreen Co.; Lawton W. Fitt is an independent investment banking

CUSIP No. 13781Y103	13D	Page 10 of 16 pages

professional; James H. Hance, Jr. is an Operating Executive of The Carlyle Group; Mark S. Ordan is the retired Chief Executive Officer of Pediatrix Medical Group; Derica W. Rice is the retired Executive Vice President of CVS Health and President of CVS Caremark; William J. Shaw is the retired Vice Chairman of Marriott International, Inc.; and Anthony Welters is Founder, Chairman and CEO of CINQ Care Inc. and Executive Chairman of the BlackIvy Group, LLC.

During the last five years, none of the Reporting Persons or Related Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 28, 2024, in exchange for certain claims pursuant to the Bankruptcy Plan (as defined below), the Reporting Persons acquired 2,716,719 shares of Common Stock and Warrants (as define below) exercisable for 85,187 shares of Common Stock.

Item 4.	Purpose of Transaction.

The Bankruptcy Plan

On February 4, 2024 (the “Petition Date”), the Issuer and certain of its direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions (collectively, the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).

On June 28, 2024, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Fourth Amended Joint Chapter 11 Plan of Reorganization of Cano Health, Inc. and its Affiliated Debtors (the “Bankruptcy Plan”). Also on June 28, 2024 (the “Effective Date”), the Bankruptcy Plan became effective pursuant to its terms and the Debtors emerged from the Chapter 11 Cases.

Pursuant to the Bankruptcy Plan, on the Effective Date, all of the Issuer’s class A common stock, $0.01 par value, and redeemable warrants were cancelled and the Issuer issued (i) 41,800,000 shares of Common Stock and (ii) was authorized to issue an aggregate of up to 2,200,150 warrants, each exercisable for one share of Common Stock, at an initial exercise price of $25.30 per share, exercisable for a 5-year period commencing on the Effective Date (the “Warrants”).

Shareholders’ Agreement

On the Effective Date, pursuant to the Bankruptcy Plan, the Issuer and shareholders of certain newly issued equity interests of the Issuer entered into a shareholders’ agreement (the “Shareholders’ Agreement”) setting forth certain governance matters, including certain rights and restrictions of the holders of the newly issued equity interests (the “Holders”).

CUSIP No. 13781Y103	13D	Page 11 of 16 pages

The Shareholders’ Agreement requires the Holders to vote in favor of the members of the board of directors of the Issuer (the “Board”) nominated in accordance with the Amended and Restated Certificate of Incorporation of Cano Health, Inc. (the “Certificate of Incorporation”). In accordance with the Certificate of Incorporation, the Board will consist of six members. In the event of the death, resignation, removal or otherwise of any director, the applicable Holder entitled to designate such director shall be entitled to nominate a new director to fill such vacancy. In addition, the individual serving as Chief Executive Officer of the Issuer on the Effective Date shall be elected to serve on the Board.

The Shareholders’ Agreement also provides Holders with customary drag-along, tag-along and pre-emptive rights. The drag-along rights provide for customary drag-along rights upon (i) the receipt by one or more Holders of at least 50% of the Common Stock of the Issuer (excluding shares of Common Stock issued under the Issuer’s management incentive plan and shares of Common Stock that are issuable under certain Warrants issued on the Effective Date) (“Designated Shares”) of a bona fide offer from a third-party purchaser unaffiliated with any of the selling Holders and (ii) Board approval of such sale transaction. Holders will have customary tag-along rights with respect to any transfer of at least 40% of the Designated Shares. Holders of at least 3% of the Designated Shares are also entitled to customary pro rata preemptive rights in connection with future issuances of equity securities of the Issuer, subject to customary exceptions.

The Shareholders’ Agreement also provides certain qualified Holders owning at least 3% of the Designated Shares with customary demand registration and piggyback rights, subject to customary registration procedures, and the Issuer’s right to suspend any registration statement for a period of up to ninety days under certain conditions.

The foregoing descriptions of the Bankruptcy Plan and the Shareholders’ Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement, each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the Issuer’s Bankruptcy Plan and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 13781Y103	13D	Page 12 of 16 pages

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger or reorganization; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 13781Y103	13D	Page 13 of 16 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 41,885,187 shares of Common Stock outstanding, which includes (i) 41,800,000 shares of Common Stock outstanding as of the Effective Date and (ii) 85,187 shares of Common Stock underlying Warrants presently exercisable by the Reporting Persons.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
The Carlyle Group Inc.	2,801,906	6.7%	0	2,801,906	0	2,801,906
Carlyle Holdings I GP Inc.	2,801,906	6.7%	0	2,801,906	0	2,801,906
Carlyle Holdings I GP Sub L.L.C.	2,801,906	6.7%	0	2,801,906	0	2,801,906
Carlyle Holdings I L.P.	2,801,906	6.7%	0	2,801,906	0	2,801,906
CG Subsidiary Holdings L.L.C.	2,801,906	6.7%	0	2,801,906	0	2,801,906
TC Group, L.L.C.	2,801,906	6.7%	0	2,801,906	0	2,801,906
Carlyle Investment Management L.L.C.	2,801,906	6.7%	0	2,801,906	0	2,801,906
Carlyle CLO Management L.L.C.	2,801,906	6.7%	0	2,801,906	0	2,801,906

The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management L.L.C., which is the sole member of Carlyle CLO Management L.L.C., which manages the various investment funds that are the holders of record an aggregate of 2,716,719 shares of Common Stock and 85,187 shares of Common Stock underlying Warrants presently exercisable by the Reporting Persons.

(c)	Except as described in Items 3 and 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

CUSIP No. 13781Y103	13D	Page 14 of 16 pages

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Bankruptcy Plan and Shareholders’ Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Power of Attorney

3	Order of the Bankruptcy Court, dated June 28, 2024, confirming the Modified Fourth Amended Joint Chapter 11 Plan of Reorganization of Cano Health, Inc. and its Affiliated Debtors, including a copy of the Bankruptcy Plan (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed July 1, 2024).

4	Shareholders’ Agreement of Cano Health, Inc., dated as of June 28, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed July 1, 2024).

CUSIP No. 13781Y103	13D	Page 15 of 16 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2024

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John Redett
Title:	Chief Financial Officer

Carlyle Holdings I GP Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John Redett
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I GP Sub L.L.C.
By: Carlyle Holdings I GP Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John Redett
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John Redett
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John Redett
Title:	Managing Director

TC Group, L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John Redett
Title:	Managing Director

CUSIP No. 13781Y103	13D	Page 16 of 16 pages

Carlyle Investment Management L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John Redett
Title:	Chief Financial Officer

Carlyle CLO Management L.L.C.
By: Carlyle Investment Management L.L.C., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John Redett
Title:	Chief Financial Officer